Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail and accompanying attachment sent on May 12, 2014 to employees of Forest Laboratories, Inc.:

Forest Colleagues,

As communicated during the April 29 Town Hall meeting, an additional series of FAQs has been developed to address several key compensation and benefits questions relative to the combination of Forest and Actavis. The attached FAQ is also available on the Actavis integration pages on the Forest Portal and Aptalis intranet.

As Brent indicated during the Town Hall, please be assured that we will continue to provide new information as it becomes available.

Thank you.

Except as specifically stated herein, these FAQs are intended to apply only to US-based employees of Forest Laboratories, Inc.

This summary is provided for information only. To the extent the terms and conditions described herein differ from the terms of the grants, plans and/or programs under which they are provided, the terms of the grants, plans and/or programs shall control. This summary is not intended to represent nor shall it be construed as a contract of employment between you and Forest Laboratories, Inc. (or any subsidiary or affiliate) (the “Company”), nor a contract to receive the compensation and benefits described above. The Company reserves the right to revise, supplement or rescind its compensation and benefit programs at any time for any reason to the extent permissible by applicable law.

MAY 2014	1

About Compensation and Benefits

Will the merger have any impact on fiscal year 2014 Annual Bonus awards or fiscal year 2015 merit increases and merit-based equity grants?

No. Fiscal year 2014 annual bonuses and 2015 merit increases will generally occur in the ordinary course of business consistent with past practice, and merit-based equity grants will be made to incent long term performance.

As previously communicated, the timing of fiscal year 2015 merit increases and equity grants for the field sales force will be accelerated and will now occur at the same time as the rest of the organization.

What will happen to my Forest fiscal year 2015 Annual Bonus?

Pursuant to the terms of the merger agreement, fiscal year 2015 annual bonuses will be prorated based on the number of days between the beginning of the company’s 2015 fiscal year (April 1, 2014) and the closing of the merger, assuming target performance. For a substantial majority of employees, “target performance” will mean the bonus that would be payable assuming an average performance rating of 3.5. For Corporate and Subsidiary officers who participate in the Forest Laboratories Annual Incentive Compensation Plan, “target performance” means your current target bonus.

For example, if the merger closed on July 1, 2014, the fiscal year 2015 annual bonus for an employee at the senior manager level would be calculated as follows:

Base Salary = $100,000

Bonus % assuming an average performance rating of 3.5 = 15% of base salary

Bonus proration for April 1 – June 30 = 25%

($100,000 × 15%) × 25% = $3,750

Forest fiscal Year 2015 bonus payments will be made no later than 60 days following the closing of the merger.

Does Actavis have a different fiscal/performance year than Forest?

Yes. Unlike Forest, Actavis operates on a calendar fiscal/performance year (January 1 – December 31). Following the closing of the merger, the Actavis fiscal/performance year will be retained.

Will I receive a bonus for the period of time following the closing of the merger through the end of the Actavis 2014 fiscal/performance year?

More specific information as to how bonuses will be calculated for Forest employees who remain employed with the combined company following the closing of the merger and who are eligible for a bonus will be shared at a later date.

What will happen to my retirement and health benefits following the closing of the merger?

In general, for at least one year following the closing of the merger, retirement and health benefits will be no less favorable, in the aggregate, than those offered to employees of Actavis. More information on specific benefits will be shared at a later date.

MAY 2014	2

About Equity Awards

The following section describes the impact of the merger on outstanding Forest stock options, restricted stock awards, restricted stock unit (RSU) awards and performance share unit (PSU) awards (collectively, “equity awards”).

What does vesting mean?

Generally, vesting means that an award is no longer subject to risk of forfeiture. Typically, once a portion of your stock option award is vested, you may exercise shares underlying the vested portion of such option. Once a portion of your restricted stock and/or RSU award is vested, you may sell the shares with respect to the vested portion of such award.

What happens to my Forest equity awards upon the closing of the merger?

Pursuant to the terms of the merger agreement, upon the closing of the merger, all outstanding (vested and unvested) Forest equity awards will be converted into equivalent awards with Actavis, as described in more detail below. Shares of Actavis are traded on the New York Stock Exchange under the ticker symbol “ACT.” Following conversion, the equity awards will continue to be subject to the same terms and conditions as were in effect prior to the closing of the merger.

How will my outstanding equity awards be converted into equivalent Actavis awards?

Pursuant to the terms of the merger agreement, each outstanding Forest equity award will be converted into an equivalent Actavis equity award using the following conversion ratio:

1 Forest share = 0.4723 of an Actavis share

Stock option conversion:

Using the conversion ratio of 0.4723, below is an example of how 100 Forest stock options would convert into equivalent Actavis stock options, assuming a Forest exercise price of $37.88 and a hypothetical Actavis stock price of $200 on the day preceding the closing of the merger.

The value of your converted stock options will be substantially the same as they were immediately prior to the merger, subject to rounding of the number of shares underlying the option, the exercise price of the option as provided in the merger agreement and the market value of the shares of Actavis as to which they can be exercised.

To determine the number of Actavis stock options you will receive for each Forest stock option: Multiply the number of Forest stock options by 0.4723 (rounded down to the nearest whole share).	100 Forest options × 0.4723 = 47 Actavis options (47.23 options rounded down to the nearest whole share)

To determine the per share exercise price of your converted Actavis stock options: Divide the per share exercise price of the Forest stock option by 0.4723 (rounded up to the nearest cent).	$37.88 ÷ 0.4723 = $80.20 ($80.203 rounded up to the nearest cent)

Value of Forest Stock Options BEFORE Merger			Value of Actavis Stock Options AFTER Merger
FRX Stock Price	Exercise Price	# of Options	ACT Stock Price	Exercise Price	# of Options
$94.46*	$37.88	100	$200	$80.20 (rounded up to nearest whole cent)	47 (rounded down to nearest whole share)
($94.46 - $37.88) × 100 = $5,678			($200 - $80.20) × 47 = $5,631

*	Implied FRX stock price = ACT price multiplied × 0.4723 ($200 × 0.4723 = $94.46)

Note: The above example is for illustrative purposes only and is not indicative of the value that you will receive for any stock option.

MAY 2014	3

About Equity Awards

Restricted stock and RSU conversion:

Pursuant to the merger agreement, all unvested Forest restricted stock awards, PSUs and RSUs will convert into Actavis RSUs upon the closing of the merger. Using the conversion ratio of 0.4723, below is an example of how 100 Forest restricted stock awards would convert to equivalent Actavis RSUs, assuming a hypothetical Actavis stock price of $200 on the day preceding the closing of the merger.

To determine the number of Actavis RSUs that you will receive for each unvested FRX restricted stock award or RSU: Multiple the number of unvested FRX awards that you hold by 0.4723.	100 Forest awards × 0.4723 = 47.23 Actavis RSUs

Value of Forest Restricted Stock Awards BEFORE Merger		Value of Actavis Stock Options AFTER Merger
FRX Stock Price	# of Awards	ACT Stock Price	# of Awards
$94.46*	100	$200	47.23
$94.46 × 100 = $9,446		$200 × 47.23 = $9,446

*	Implied FRX stock price = ACT price multiplied × 0.4723

Note: The above example is for illustrative purposes only and is not indicative of the value of that you will receive for any restricted stock award or RSU.

Why, in the above examples, is the value of the restricted stock award fully preserved following the conversion while the value of the stock option is slightly less?

Due to certain accounting and tax considerations relating to the conversion of stock options, the merger agreement provides that stock options will be converted by rounding the number of shares subject to the option down to the nearest whole share and rounding the exercise price of the stock option up to the nearest whole cent. As a result of this rounding, the value of the stock option may be slightly reduced due to the conversion.

These considerations do not apply to restricted stock and restricted stock units, and therefore, those awards may be converted in a manner that fully preserves the value of the award.

What happens to my unvested equity awards if my job is eliminated or I am involuntarily terminated following the closing of the merger?

If, within three years following the closing of the merger, your employment is terminated under certain conditions, then all unvested equity awards granted to you prior to the closing of the merger, will become immediately vested and exercisable.

MAY 2014	4

Severance

If I am separated from the company as a result of the merger with Actavis, will severance benefits be available?

For U.S. employees:

Pursuant to the terms of the merger agreement, Actavis has agreed to honor the terms of the Forest U.S. Severance Plan. Forest employees who are impacted by job elimination as a result of the combination with Actavis will be eligible for severance benefits to the extent provided for under the “change of control” provisions of the applicable Forest U.S. Severance Plan. Generally, the “change of control” provisions will apply to terminations of employment that occur within 12 months following the closing of the merger.

If I am offered a position that requires relocation and I do not accept the offer, will severance benefits still be available to me?

Pursuant to the terms of the Forest Severance Plan, relocation of your principal place of employment, without your consent, that is more than fifty (50) miles from its location immediately prior to the closing of the merger, will generally trigger the eligibility for severance benefits under the “change of control” provisions of the applicable Forest Severance Plan.

For Ex-U.S. employees:

Pursuant to the terms of the merger agreement, Actavis has agreed to honor any existing severance plans and, where none exist, severance benefits will follow the local statutory requirements.

If I am a Forest employee that has already received notification about a future separation date and I’m still working for the combined company following the closing of the merger, what level of severance benefits will I receive?

Forest employees located in the U.S. who are separated following the closing of the merger will be eligible for severance benefits to the extent provided for under the “change of control” provisions of the applicable Forest U.S. Severance Plan. Employees located outside the U.S. will be eligible for severance benefits to the extent provided for under any existing severance plan and, where none exists, severance benefits will follow the local statutory requirements.

If I am a former Aptalis employee that received and accepted an offer of continued employment with Forest, will severance benefits still be available to me?

Yes. Pursuant to the terms of the merger agreement, Actavis has agreed to honor the terms of the Forest U.S. Severance Plan. Forest employees who are impacted by job elimination as a result of the combination with Actavis will be eligible for severance benefits to the extent provided under the “change of control” provisions of the applicable Forest U.S. Severance Plan. If you are located outside the U.S., you will be eligible for severance benefits to the extent required under local law.

If I am an Aptalis employee that was not extended an offer of continued employment with Forest, will severance benefits still be available to me?

If you are an Aptalis employee that was not extended an offer of continued employment with Forest (including those individuals in the Pharmaceutical Technologies business), you will be eligible for the severance benefits under the terms of the Aptalis severance plan. Aptalis employees located outside the U.S. will be eligible for severance benefits in accordance with local statutory requirements.

MAY 2014	5

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Forest that also constitutes a preliminary prospectus of Actavis. The registration statement is not yet effective. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest may be obtained free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/ prospectus. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.

MAY 2014	6